

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



06025586

February 15, 2006



Will Liebmann
Akin Gump Strauss Hauer & Feld LLP
300 Convent Street, Suite 1500
San Antonio, TX 78205-3732

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/15/2006

Re: Clear Channel Communications, Inc.
Incoming letter dated December 23, 2005

Dear Mr. Liebmann:

This is in response to your letter dated December 23, 2005 concerning the shareholder proposal submitted to Clear Channel by the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System. We also have received a letter on the proponents' behalf dated January 27, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
MAR 01 2006
THOMSON
FINANCIAL

Eric Finseth
Attorney-Adviser

Enclosures

cc: Kenneth B. Sylvester, Assistant Comptroller for Pension Policy
The City of New York
Office of the Comptroller
Bureau of Asset Management
1 Centre Street, Room 736
New York, NY 10007-2341

739708

AKIN GUMP
STRAUSS HAUER & FELD LLP
Attorneys at Law

WILL LIEBMANN
210.281.7075/fax: 210.224.2035

December 23, 2005

Via Overnight Delivery

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Clear Channel Communications, Inc.
Shareholder Proposal Submitted by the Comptroller of the City of New York
Securities and Exchange Commission ("***SEC***") No Action Request

Ladies and Gentlemen:

We are special counsel to Clear Channel Communications, Inc., a Texas corporation (the "***Company***"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), we hereby give notice that the Company intends to omit from the proxy statement and form of proxy for the Company's 2006 annual meeting of shareholders (together, the "***Proxy Materials***") the proposal (the "***Proposal***") received by the Company from the Comptroller of the City of New York (the "***Comptroller***") on November 28, 2005. A copy of the Proposal and accompanying cover letter, dated November 14, 2005 (the "***Cover Letter***"), is attached hereto as Attachment A.

The Proposal submitted by the Comptroller for the 2006 Proxy Materials is similar to the proposal covering the same subject matter submitted by the Comptroller to the Company last year. Pursuant to the Company's request for no-action dated December 9, 2004, the Staff permitted exclusion of last year's proposal and the Division of Corporate Finance denied the Comptroller's request for reconsideration. The Comptroller's latest iteration of the Proposal is similar to last year's version, except that it replaces the definition of "independence" with a reference to the Council of Institutional Investors' Definition of Director Independence, and adds a "savings clause." Unfortunately, layering the Council of Institutional Investors' legalese-laden Definition of Director Independence onto the Company's existing standards of independence set forth in the Company's Corporate Governance Guidelines and the independence standards required by the New York Stock Exchange ("***NYSE***") would result in a convoluted web of independence standards that neither the Company nor its shareholders could untangle.

The Company requests the concurrence of the staff of the Division of Corporate Finance (the "*Staff*") that it will not recommend enforcement action if the Company omits the Proposal from the Proxy Materials for the reasons set forth in this letter. To the extent that this letter relates to matters of law, this letter should be deemed to be the supporting opinion of counsel required by Rule 14a-8(j).

THE PROPOSAL

The Proposal states:

CREATION OF AN INDEPENDENT COMPENSATION COMMITTEE

Submitted by William C. Thompson, Comptroller, City of New York, on behalf of the New York City Pension Funds

WHEREAS, we believe the primary role of the Compensation Committee (the "Committee") is structuring executive pay and evaluating executive performance. Critical to performing these functions is setting compensation policies and evaluating them annually; setting justifiable performance criteria and challenging performance benchmarks; retaining experts when needed to assist with the process and substance of the Compensation Committee's work; and ensuring full and accurate disclosure of the scope of compensation;

NOW THEREFORE, BE IT RESOLVED, the shareholders request the board to amend the Committee charter to specify that the Committee be composed solely of independent directors as defined below. The charter should also specify (a) how to select a new independent Committee member if a current member ceases to be independent during the time between annual meetings of shareholders; and (b) that compliance with the policy is excused if no independent director is available and willing to serve on the Committee;

BE IT FURTHER RESOLVED, for the purpose of this proposal an independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman or its executive officers is his/her directorship, and who also:

(1) is not or has not been, or whose relative is or in the past 5 years has not been, employed by the corporation or employed by, or a director of, an affiliate; and

(2) complies with Sections (b)-(h) of the Council of Institutional Investors Definition of Director Independence as found on its website at: http://www.cii.org/policies/ind_dir_defn.htm.

REASONS FOR EXCLUSION OF PROPOSAL

I. The Company may omit the Proposal pursuant to Rule 14a-8(i)(10) because it has already been substantially implemented.

Rule 14a-8(i)(10) permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule allowing the omission of a proposal that was "moot." It also clarifies the SEC's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it is substantially implemented. In 1983, the SEC determined that the previous formalistic "fully effected" application of Rule 14a-8(c)(10) (the predecessor of Rule 14a-8(i)(10)) defeated the purpose of the rule. See *SEC Release No. 34-30091* (August 16, 1983). The SEC reaffirmed this interpretation in 1998 and the Staff has subsequently applied this interpretation. See *SEC Release No. 34-40018* (May 21, 1998); *AMR Corporation* (April 17, 2000) *("**AMR**");* and *Masco Corporation* (March 29, 1999) *("**Masco**").* Additionally, the Staff has consistently taken the position that a shareholder proposal has been substantially implemented when a company already has policies and procedures in place relating to the subject of the proposal. See *Kmart Corporation* (February 23, 2000). In the present case, the Company already has policies and procedures in place that meet the overriding goal of the Proposal, namely the creation of an independent Compensation Committee.

In *AMR,* a detailed proposal recommending that members of identified board committees meet specified criteria was substantially implemented, but not "fully effected." While the *AMR* proposal had not been "fully effected," the Staff applied the SEC's "substantially implemented" interpretation in concurring that the *AMR* proposal could be excluded under Rule 14a-8(i)(10). In *Masco,* the Staff permitted the omission of a proposal that expressly sought to define a standard for the qualifications of "outside directors," because the company's board had a standard that was similar, but not identical, to the standard set forth in the proposal. In the present case, the Proposal seeks a compensation committee composed of "independent directors." As discussed below, the Company has already adopted a written compensation committee charter and Corporate Governance Guidelines that the Company believes substantially implements the goal of the Proposal.

On March 30, 2004, the Company adopted a compensation committee charter (the "***Charter***") which requires that its compensation committee ("***Compensation Committee***") consist of at least three, but not more than five, members (including a chairperson), each of whom shall have no material relationship with the Company and shall otherwise be "independent directors," as such term is defined in the rules and regulations of the NYSE. In addition, the Charter provides that no person may be made a member of the Compensation Committee if his or her service on the Compensation Committee would violate any restriction on service imposed by any rule or regulation of the SEC or any securities exchange or market on which shares of the common stock of the Company are traded. Furthermore, in February of 2005, the Company adopted enhanced Corporate Governance Guidelines that established a set of criteria for determining director independence in addition to the criteria established by the NYSE. Thus, consistent with the ultimate goal of the Proposal, the Company has already adopted and applied independence requirements with respect to the composition of the Compensation Committee. As a result, the Company believes that it has "substantially implemented" the goals of the Proposal by requiring its Compensation Committee to be composed of independent directors that have no relationship with the Company that would interfere with the exercise of their independent judgment.

II. The Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because, due to its vagueness, it is misleading and contrary to Rules 14a-5 and 14a-9.

Rule 14a-8(i)(3) allows a registrant to exclude a proposal that is contrary to any of the SEC's proxy rules and regulations, including Rule 14a-5, which requires information included in a proxy statement to be clearly presented, and Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading. The Staff has traditionally recognized that a proposal may be excluded under Rule 14a-8(i)(3) (and its predecessor, Rule 14a-8(c)(3)) if it is so vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal were adopted. See *SI Handling Systems, Inc.* (May 5, 2000); *Kmart Corporation* (March 28, 2000); and *California Water Service Group* (February 8, 1999). More specifically, in *The Boeing Corporation* (February 10, 2004), the Staff agreed that a proposal "requesting that Boeing amend its bylaws to require that an independent director, as defined in the Council of Institutional Investors, shall serve as chairman of the board of directors" was excludable under 14a-8(i)(3) as vague and indefinite because the proposal failed to adequately define the term "independent director."

The Proposal similarly defines independence by reference to a definition located on the Council of Institutional Investors' website. Unfortunately, the Council of Institutional Investors' legalese-laden Definition of Director Independence really is not a definition at all. To the contrary, it is a convoluted, confused "discussion" of independence that does not mesh with the Company's current standards of independence. The Company has already adopted a set of Corporate Governance Guidelines addressing, among other things, standards for evaluating the independence of the Company's directors, and the Company is subject to the NYSE independence standards. Adding yet another layer of independence analysis to the existing Corporate Governance Guidelines standards and the NYSE standards unnecessarily creates additional subjectivity, confusion and uncertainty for the Company, its shareholders, and potential directors in evaluating director independence. As a result, the Company may omit the Proposal pursuant to Rule 14a-8(i)(3) because, due to its vagueness, it is misleading and contrary to Rules 14a-5 and 14a-9.

Furthermore, the Proposal requires the Company to create a compensation committee composed of independent directors whose only nontrivial professional, familial or financial connection to the corporation, its chairman or its executive officers is his/her directorship, but provides virtually no guidance with respect to the definition of the term "nontrivial." The Proposal states:

> "For the purpose of this proposal, an independent director is someone whose only ***nontrivial*** professional, familial or financial connection to the corporation, its chairman or its executive officers is his/her directorship." (emphasis added)

Unfortunately, if the Proposal were adopted, the standard of allowing only trivial professional, familial or financial connections is so vague that the Company could not possibly know when this requirement had been violated or who may or may not be qualified. Using the example above, if the Company evaluates 20 potential nominees for director, each with varying degrees of professional, familial or financial connections with the Company, how, under the "nontrivial" standard, could the Company possibly know which candidates were acceptable? Moreover, if presented to the Company's shareholders, it would not be clear what standard of independence is being presented for their vote. Simply put, the Proposal sets an unworkable standard that cannot be understood or implemented.

The Staff has long recognized that a proposal may be excluded under Rule 14a-8(i)(3) and Rule 14a-9 if the proposal is so inherently vague and indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal would be able to determine with any reasonable certainty what actions or measures the proposal requires." See *Philadelphia Electric Co.* (July 30, 1992); and *Corning Inc.* (February 18, 1997). Furthermore, because of the foregoing deficiencies, the Proposal, if included in the proxy statement, would not be clearly presented and would thereby violate Rule 14a-5. Therefore, pursuant to Rule 14a-8(i)(3), the Proposal may be excluded as being contrary to the SEC's proxy rules and regulations, namely Rules 14a-5 and 14a-9.

CONCLUSION

The Company requests the concurrence of the Staff that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials for the reasons set forth above.

By copy of this letter, the Company notifies the Comptroller of the City of New York of its intention to omit the Proposal from its Proxy Materials. In accordance with Rule 14a-8(j) of the Exchange Act, we have enclosed six copies of this letter and the attachments to this letter. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed return envelope. If the Staff believes that it will not be able to take the no-action position requested above, we would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response.

Please feel free to call the undersigned at (210) 281-7075 with any questions or comments regarding the foregoing. Also, I would appreciate you forwarding any future correspondence to me via facsimile transmission at (210) 224-2035.

Very truly yours,



Will Liebmann

Attachments

cc: Hamlet Newsom, Clear Channel Communications, Inc.
Kenneth B. Sylvester, The City of New York

ATTACHMENT A



Kenneth B. Sylvester
ASSISTANT COMPTROLLER
FOR PENSION POLICY

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
BUREAU OF ASSET MANAGEMENT
1 CENTRE STREET ROOM 736
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-2013
FAX NUMBER: (212) 669-4072
WWW.COMPTROLLER.NYC.GOV

EMAIL: KSYLVES@comptroller.nyc.gov


RECEIVED
DEC 06 2005
CLEAR CHANNEL
LEGAL
Received
NOV 2005
Randall T. Mays

November 14, 2005

Mr. Randall T. Mays
Secretary
Clear Channel Communications, Inc.
200 E Basse Road
San Antonio, TX 78209

Dear Mr. Mays:

I write to you on behalf of the Comptroller of the City of New York, William C. Thompson, Jr. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and approval of stockholders at the next annual meeting of Clear Channel Communications.

We believe the primary role of the Compensation Committee of a Board of Directors (the "Compensation Committee") is structuring executive pay and evaluating executive performance. Critical to performing these functions is setting key compensation policies and evaluating them annually; setting justifiable performance criteria and challenging performance benchmarks, particularly for non- salary compensation; retaining compensation consultants and/or legal counsel when needed to assist with both the process and substance of the Compensation Committee's work; and ensuring full, fair and accurate disclosure to shareholders of the entire scope of compensation.

Therefore, we offer the enclosed proposal for shareholders to consider and approve at the next annual meeting of the company. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the company's proxy statement.

Letters from Bank of New York Certifying the Systems' ownership of shares of Clear Channel Communications common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the next annual meeting.

We would be happy to discuss this initiative with you. Should the board of directors decide to endorse its provisions as company policy, the Systems will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2013.

Very truly yours,



Kenneth B. Sylvester

Enclosures

CREATION OF AN INDEPENDENT COMPENSATION COMMITTEE

Submitted by William C. Thompson, Comptroller, City of New York, on behalf of the New York City Pension Funds

WHEREAS, we believe the primary role of the Compensation Committee (the "Committee") is structuring executive pay and evaluating executive performance. Critical to performing these functions is setting compensation policies and evaluating them annually; setting justifiable performance criteria and challenging performance benchmarks; retaining experts when needed to assist with the process and substance of the Committee's work; and ensuring full and accurate disclosure of the scope of compensation;

NOW THEREFORE, BE IT RESOLVED, the shareholders request the board to amend the Committee charter to specify that the Committee be composed solely of independent directors as defined below. The charter should also specify (a) how to select a new independent Committee member if a current member ceases to be independent during the time between annual meetings of shareholders; and (b) that compliance with the policy is excused if no independent director is available and willing to serve on the Committee.

BE IT FURTHER RESOLVED, for the purpose of this proposal an independent director is someone whose only nontrivial professional, familial or financial connection to the corporation, its chairman or its executive officers is his/her directorship, and who also:

(1) is not or has not been, or whose relative is or in the past 5 years has not been, employed by the corporation or employed by, or a director of, an affiliate; and

(2) complies with Sections (b)-(h) of the Council of Institutional Investors Definition of Director Independence as found on its website at:
http://www.cii.org/policies/ind_dir_defn.htm

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK of NEW YORK

November 14, 2005

To Whom It May Concern

Re: CLEAR CHANNEL COMMUNICATIONS INC COM- CUSIP#: 184502102

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Police Pension Fund.

the New York City Police Pension Fund 313,924 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK
of NEW YORK

November 14, 2005

To Whom It May Concern

Re: CLEAR CHANNEL COMMUNICATIONS INC COM- CUSIP#: 184502102

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Board of Education Retirement System.

the New York City Board of Education Retirement System 24,934 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK
of NEW YORK

November 14, 2005

To Whom It May Concern

Re: CLEAR CHANNEL COMMUNICATIONS INC COM- CUSIP#: 184502102

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Teachers' Retirement System.

the New York City Teachers' Retirement System 499,863 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286



The **BANK**
of **NEW YORK**

November 14, 2005

To Whom It May Concern

Re: CLEAR CHANNEL COMMUNICATIONS INC COM-CUSIP#: 184502102

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Employees' Retirement System.

The New York City Employees' Retirement System 614,613 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President

Securities Servicing
The Bank of New York
One Wall Street
New York, NY 10286


The BANK
of NEW YORK

November 14, 2005

To Whom It May Concern

Re: CLEAR CHANNEL COMMUNICATIONS INC COM CUSIP#: 184502102

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from November 14, 2004 through today at The Bank of New York in the name of Cede and Company for the New York City Fire Department Pension Fund.

the New York City Fire Department Pension Fund 85,239 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Alice Ruggiero

Alice Ruggiero
Vice President



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE: (212) 669-7775
FAX NUMBER: (212) 815-8578
WWW.COMPTROLLER.NYC.GOV

Richard S. Simon
Deputy General Counsel
(212) 669-7775

EMAIL: RSIMON@COMPTROLLER.NYC.GOV

January 27, 2006

BY E-MAIL AND EXPRESS MAIL

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: **Clear Channel Communications Corporation;**
Shareholder Proposal submitted by the New York City Pension Funds

To Whom It May Concern:

I write on behalf of the New York City Pension Funds (the "Funds"), in formal response to the December 23, 2005 letter sent to the Securities and Exchange Commission (the "Commission") by Will Liebman Jr. of Akin, Gump, Strauss, Hauer & Feld, counsel for Clear Channel Communications Corporation (the "Company"). In that letter, the Company contends that the Funds' shareholder proposal relating to appointment of independent directors to the Compensation Committee of the Board of the Company (the "Proposal") may be omitted from the Company's 2006 proxy statement and form of proxy under Rule 14a-8 under the Securities Exchange Act of 1934. I have reviewed the Proposal, as well as December 23, 2005 letter (the "Company Letter"). Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2006 Proxy Materials. Accordingly, the Funds respectfully request that the Commission deny the relief that the Company seeks.

I. The Proposal

The Proposal begins by highlighting the significant role and tasks of a Compensation Committee. The 'Resolved' clauses then state:

NOW, THEREFORE, BE IT RESOLVED: the shareholders request the board to amend the Committee charter to specify that the Committee be composed solely of independent directors as defined below. The charter should also specify (a) how to select a new independent Committee member if a current member ceases to be independent during the time between annual meetings of shareholders; and (b) that compliance with the policy is excused if no independent director is available and willing to serve on the Committee.

BE IT FURTHER RESOLVED, for the purpose of this proposal an independent director is someone whose only nontrivial professional, familial or personal connection to the corporation, its chairman or its executive officers is his/her directorship, and who also:

(1) is not or has not been, or whose relative is or in the past 5 years has not been, employed by the corporation or employed by, or a director of, an affiliate; and
(2) complies with Sections (b)-(h) of the Council of Institutional Investors Definition of Director Independence as found on its website at: http://www.cii.org/policies/ind_dir_defn.htm.

II. The Company's Opposition and the Funds' Response

In the Company Letter of December 23, 2005, the Company requested that the Staff of the Division of Corporation Finance (the "Staff") not recommend enforcement action to the Commission if the Company omits the Proposal under: Rule 14a-8(i)(10) (substantially implemented); and Rule 14a-8(i)(3) (vague). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed to meet that burden with respect to either of these exclusions, and its request for no-action relief should accordingly be denied.

A. **The Proposal has not been substantially implemented by the Company.**

The Company claims that it has "substantially implemented" the Proposal calling for appointment of independent directors to the Compensation Committee. That claim is based upon the requirement in the Company's Charter for the Compensation Committee that the members of that Committee "shall have no material relationship with the Company and shall other wise be 'independent directors,'" as defined in the NYSE Rules.

The Company's Letter claims that in addition, its Corporate Governance Guidelines "established a set of criteria for determining director independence in addition to the criteria established by the NYSE." (Company Letter at p.4) Yet a reading of the "Board of Directors Governance Guidelines" shows not a single additional criterion for director independence beyond the Committee Charter's "no material relationship" standard and the NYSE Rules. The Board of Directors Governance Guidelines can be found at: http://clearchannel.com/Corporate/PressRelease.aspx?PressReleaseID=1172&p=hidden.

Thus any Rule 14-8(i)(10) argument can be based solely on the Company's compliance with the NYSE Rules and the "no material relationship" standard.

The Company's compliance with the NYSE Rules and with "no material relationship" cannot, however, suffice to implement the Proposal, which intentionally and precisely sets criteria for independence which, as the NYSE Rules permit, go <u>beyond</u> the minimums set by the NYSE Rules coupled with the "no material relationship" standard. One notable example is that the Proposal's standards would bar a director from service on the Compensation Committee where the director's firm, whether profit or non-profit, derives financial benefits from the Company at a level that would still permit him or her to be classed as "independent" under the NYSE Rules.

Indeed, no-action relief has been denied where companies have argued that simply by adhering to the NYSE standards for independent directors, they have substantially implemented proposals calling for adherence to stricter definitions of director independence. Most recently, in *American International Group* (March 17, 2005), ***reconsideration denied*** (June 20, 2005), part of the proposal sought a by-law requiring that two-thirds of directors be independent, according to a definition of independence stricter than the NYSE's*. AIG argued that because "two-thirds of the current Board (twelve out of eighteen) is independent under the rules of the NYSE," it had substantially implemented that part of the proposal. (AIG's letter of May 18, 2005). The Division's Deputy Director, however, denied reconsideration of the Staff's earlier view that AIG could not exclude the proposal under Rule 14a-8(i)(10). *See also Men's Wearhouse, Inc.* (March 24, 2004) (no-action relief denied where company argued that compliance with NYSE listing standards substantially implemented a proposal asking for two-thirds independence using a stricter definition). Neither *AIG* nor *Men's Wearhouse* was cited in the Company Letter.

Other recent denials of no-action letters in the area of corporate governance confirm that a company's efforts at governance reform that fall short of what a proposal seeks cannot serve as a basis for excluding the Proposal as having been "substantially implemented." Thus, in *Unocal Corp.* (March 16, 2004), the Staff rejected the company's argument that it had substantially implemented a proposal calling for an office to facilitate direct communications between shareholders and independent directors, by instead putting in place a system for shareholder communications that gave a senior independent director discretion to block such communications from reaching the other independent directors. In *STERIS Corp.* (June 14, 2004), the Staff likewise rejected a company's argument that it had substantially implemented a proposal calling for serious board engagement with respect to shareholders proposals that received a majority shareholder vote, by instead putting in place a system that called for a lower level of board engagement with respect to all shareholder proposals, approved or not. *Unocal* and

* The other part of the proposal sought a by-law requiring an independent Chairperson.

STERIS stand for the proposition that a company cannot comply with a governance proposal that on its face sets a high standard, by adopting measures that on their face set a lower one.

Here, too, Compensation Committee Rules, by setting a lower standard, would thwart the implementation of independence criteria stricter than those set by the NYSE. The Company cannot be said to have thereby substantially implemented those stricter criteria.

As the Company has not substantially implemented the Proposal, its argument under Rule 14a-8(i)(10) fails.

C. The Proposal is not vague

The Company's next argument is that the Proposal's standards for '"independent directors" are too vague or too complicated to implement. But that claim is belied by a comparison to the standards for director independence that the Company's Board is already implementing.

Thus, the Company first claims that it cannot implement the Proposal's use of the Council for Institutional Investors' "legalese-laden" definition of an independent director (Company Letter at p.4). Yet standards for director independence are by their nature complex, and typically laden with legal text. The NYSE Rules – of necessity – are no exception to the pattern of complexity and "legalese," and yet the Company is fully able to implement them. The Company should be fully able to implement additional strictures imposed by the CII definition as well. It adds nothing to the Company's argument to complain that the CII definition includes a "convoluted, confused 'discussion' of independence." (Company Letter at 5). A look at the CII definition shows simply that in addition to a classic (a) through (h) legal definition of independence, it adds some sentences of interpretive guidance throughout. A few lines of helpful commentary throughout should not defeat the Company's ability to understand and implement that standard.

The Company next complains that it cannot, for vagueness, implement the Proposal's further standard of no "nontrivial ... connection to the corporation...[other than] his/her directorship." That claim is belied by the Company's implementation of its own Compensation Committee Charter standard of "no material relationship" with the Company. The Proposal's "no nontrivial connection" standard is at least as clear as the Company's "no material relationship" standard. It is not too vague, and can be implemented just as readily as the Company's and the NYSE's standards.

Finally, the Company's citation to *Boeing Corporation* (Feb. 10, 2004), for the proposition that the CII independence definition is too vague, is inapposite. In that *Boeing* matter, the proponent failed to give any citation or explanation of what CII definition it was referring to, beyond "the 2003 Council of Institutional Investors definition." *Id.* Here, in contrast, the Funds have cited, in the Resolved clause itself, to the precise current CII webpage, titled "Independent Director Definition," which contains the full CII definition: http://www.cii.org/policies/ind_dir_defn.htm. Unlike in *Boeing*, there is no vagueness as to the exact definition that the Company must implement.

The Company's challenge under Rule 14a-8(i)(3) must fail, too.

III. Conclusion

For the reasons set forth herein, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Sincerely,



Richard S. Simon
Deputy General Counsel

Cc: Will Liebman, Esq.
Akin, Gump, Strauss, Hauer & Feld LLP
1700 Pacific Avenue
Suite 4100
Dallas, TX 75201-4675

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 15, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Clear Channel Communications, Inc.
Incoming letter dated December 23, 2005

The proposal requests the board to amend the compensation committee charter to require that the compensation committee be composed solely of independent directors, as defined in the proposal.

We are unable to concur with your view that Clear Channel may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe Clear Channel may exclude the proposal under rule 14a-8(i)(10).

We are unable to concur with your view that Clear Channel may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe Clear Channel may exclude the proposal under rule 14a-8(i)(3).

Sincerely,



Gregory Belliston
Attorney-Adviser